Phoenix Life Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com*

1-800-541-0171

May 8, 2014

Dear Valued Customer:

General Information

This notice provides current information about your Phoenix Life Insurance Company (“PLIC,” the “Company” and “we”) variable contract. As previously disclosed to you, the Company determined that certain of its previously issued financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated to correct errors in those financial statements (the “GAAP restatement”). The GAAP restatement is complete. In addition to this notice, you will receive the updated full or summary prospectuses for the underlying funds available through the variable investment options in which your contract value is invested, and the audited financial statements of the separate account funding the contract for the year ended December 31, 2013. When complete, the Company’s audited financial statements for the year ended December 31, 2013 prepared in accordance with GAAP, will be available upon request for variable annuity contract owners and will be mailed to variable life insurance contract owners.

Until the Company files amendments to registration statements to include updated financial information, it will continue not to issue any new SEC-registered life insurance policies or annuity contracts, but you may continue to make transactions according to the terms of your contract. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your policy or contract is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third parties who provide services essential to your contract.

GAAP Restatement

As we previously disclosed to you, we have determined that the Company’s historic audited annual financial statements, prepared on the basis of GAAP, should no longer be relied upon and should be restated because of certain errors in those financial statements.

The errors that resulted in the GAAP restatement have been classified by the Company in the following major categories: actuarial finance and valuation, investments, reinsurance accounting, pensions, limited partnerships and other investments, taxable income reporting and cash flows and changes in classifications. As a result of the errors noted above, management identified material weaknesses in our internal control over financial reporting. As a result, management has concluded that the Company did not maintain effective internal control over financial

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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reporting as of December 31, 2012. Further, the Company’s President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012. These material weaknesses have not been fully remediated as of the date of this notice.

As a result of the GAAP restatement, the Company has been unable to update its registration statements for products offered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), with the Company’s required GAAP financial information and certain other required disclosures. The Company has not sold any new annuity and life insurance contracts registered with the SEC since the GAAP restatement process was announced by the Company. Contract owners at that time, however, have been permitted to exercise rights provided by their existing contracts, including the right to make additional premium payments into these SEC-registered annuity and life insurance contracts.

Audited Statutory Financial Statements

The Company is required to file annual audited financial statements prepared in accordance with the Statement of Statutory Accounting Principles (“STAT”) with its applicable state insurance regulators. The Company was not able to timely file these annual audited STAT financial statements for the year ended December 31, 2012 (“2012 Audited STAT Financial Statements”) as a result of the GAAP restatement. These regulators may take regulatory action against the Company as a result. The Company has requested and received extensions of the due date for the 2012 Audited STAT Financial Statements from its insurance regulators where it is domesticated. The Company has concluded that the 2012 Audited STAT Financial Statements, which were filed on May 1, 2014, materially differ from the unaudited STAT financial statements for the full year 2012 previously filed by the Company. The 2012 Audited STAT Financial Statements contain adjustments for the year ended December 31, 2012 and restate STAT financial results for the year ended December 31, 2011. The adjustments and corrections were identified and quantified in 2013 and 2014, and include: (a) properly reflecting the call of a private placement bond for which proceeds had not been received; (b) adjustments to other invested assets to incorporate the one quarter lag between receipt of distributions and partnership statements; (c) recording a liability for the settlement of a class action lawsuit reached prior to demutualization; (d) correcting the calculation of reserves for certain survivorship whole life products in the year of first death; (e) correcting an error in the option valuation model used to calculate a contingent receivable; (f) recording complete and accurate taxable income for investments in limited partnerships and other investments; and (g) correcting an error in the calculation of the deferred tax asset. Total adjusted capital and surplus included in the 2012 Audited STAT Financial Statements were $750.9 million and $701.9 million at December 31, 2012 and 2011, respectively, versus $793.6 million and $728.8 million of capital and surplus at December 31, 2012 and 2011, respectively, reported in the annual unaudited STAT financial statements for the year ended December 31, 2012 filed with applicable state insurance regulators. In its 2013 annual STAT financial statements filed with state regulatory authorities, PLIC made $33.1 million of these adjustments, which decreased surplus during the year ended December 31, 2013. The remainder of the adjustments are expected to be recorded in PLIC’s unaudited STAT financial statements for the period ended March 31, 2014.

Unaudited Statutory Financial Statements

Unaudited STAT financial statements for the first, second and third quarters of 2013, and full year 2013 were filed on time with the applicable state insurance regulators and are posted on our website at www.phoenixwm.com* under “Investor Relations.” The Company advises that its annual unaudited STAT financial statements for the year ended December 31, 2013 should be relied upon as the most current assessment of the Company’s financial condition. In addition, the Company’s 2012 audited GAAP financial statements containing financial statements for the years ended December 31, 2012, 2011 and 2010 (“2012 Audited GAAP Financial Statements”), which years

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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ended in December 2011 and 2010 are presented on a restated basis to the extent previously filed in a registration statement by the Company with the SEC, are available and posted on our website at www.phoenixwm.com* under “Products/Product Prospectuses.”

The Company notes that its STAT financial statements are not indicative of, and are not a replacement for, its GAAP financial statements. Variances between the Company’s STAT financial statements and its GAAP financial statements are likely to be material due to differences between STAT and GAAP accounting principles.

Administrative Settlement with SEC on Delayed Filings

On February 12, 2014, The Phoenix Companies, Inc. (“PNX”) and its indirect subsidiary, PHL Variable Insurance Company (“PHL Variable”), a subsidiary of the Company, submitted an Offer of Settlement with the SEC pursuant to which PNX and PHL Variable consented to the issuance of the form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (the “Order”). The Order was approved by the SEC on March 21, 2014. Pursuant to the Order, PNX and PHL Variable have been directed to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX was required by the Order to file its 2012 Annual Report on Form 10-K with the SEC by March 31, 2014. PNX filed its 2012 Annual Report on Form 10-K before the opening of the market on April 1, 2014. Further, pursuant to the Order, PNX was required to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “PNX Third Quarter 2012 Form 10- Q”) with the SEC on or before April 15, 2014 and PHL Variable was required to file its 2012 Form 10-K with the SEC on or before April 15, 2014. The PNX Third Quarter 2012 Form 10-Q was filed with the SEC on April 23, 2014. The PHL Variable 2012 Form 10-K was filed with the SEC on April 25, 2014.

In addition, PNX and PHL Variable agreed to perform certain undertakings, including for PHL Variable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 by no later than April 30, 2014 and for PNX and PHL Variable to file their 2013 Forms 10-K by no later than June 4, 2014 and July 3, 2014, respectively. PHL Variable filed its Quarterly Report on Form 10-Q for the period ended September 30, 2012 with the SEC on April 30, 2014. Also pursuant to the undertakings, PNX and PHL Variable would file their 2013 Forms 10-Q after the filing of their 2013 Forms 10-K. PNX intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending June 30, 2014. PHL Variable intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending September 30, 2014. Finally, PNX and PHL Variable each paid a civil monetary penalty in the amount of $375,000 to the United States Treasury following the entry of the Order.

The SEC has a broad range of potential actions that may be taken against PNX and PHL Variable for failure to comply with the undertakings noted above. Further, PNX is providing the SEC certain information and documentation regarding the GAAP restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential regulatory action.

Risk Factors Related to the GAAP Restatement

The GAAP restatement, our failure to file timely registration statement updates with the SEC, our failure to file audited STAT financial statements with state insurance regulators and weaknesses in our internal control over financial reporting subject the Company to risks that it would not face in the ordinary management of its business. These risk factors include, but are not limited to: that we may fail to remediate material weaknesses in our internal control over financial reporting and other material weaknesses may be identified in the future, which would

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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adversely affect the accuracy and timing of our financial reporting; the extraordinary processes undertaken to effect the restatement may not have been adequate to identify and correct all errors in our historical financial statements and, as a result, we may discover additional errors and our financial statements remain subject to the risk of future restatement; our failure to have current financial information available; the risk arising from a failure by PNX or PHL Variable to comply with the filing deadlines included in the Order, including that the SEC may seek sanctions against or deregister the PHL Variable and PNX; the risk arising from the need to solicit additional consents from PNX bondholders if PNX does not file its delayed SEC filings by March 16, 2015, the extended deadline for providing these delayed SEC filings to the bond trustee for PNX’s outstanding 7.45% Quarterly Interest Bonds Due 2032; that PNX may fail to satisfy its NYSE listing requirements; the outcome of any litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the restatement and the failure by the Company, PHL Variable and PNX to file SEC registration statements or reports on a timely basis; possible further downgrades or withdrawals of our financial strength credit ratings, which could increase policy surrenders and withdrawals, adversely affect our relationships with distributors, reduce new sales, limit our ability to trade in derivatives and increase our costs of, or reduce our access to, future borrowings; the possible inability to hedge our positions due to our inability to replace hedges as a result of our credit rating; the incurrence of significant GAAP restatement-related expenses; diversion of management and other human resources attention from the operation of our business; our inability to issue any new SEC-registered product offerings for offer and sale with the SEC under the Securities Act or Investment Company Act until we have filed the delayed SEC filings and are otherwise current with our relevant SEC filing obligations; risks associated with PNX’s failure to file its delayed SEC filings and otherwise become current with its relevant SEC filing obligations; and risks associated with our failure to file certain reports with state regulatory authorities. These risk factors relate to contractual guarantees paid from the Company’s general account. They do not impact the Separate Account that funds your contract.

We encourage you to contact us at 1-800-541-0171 if you have any questions about making transactions under your contract.

Update regarding the federal Defense of Marriage Act

As a result of a June 2013 decision by the United States Supreme Court in the case of United States v. Windsor, a portion of the federal “Defense of Marriage Act” was ruled unconstitutional. The prior section had provided that federal statutes could not recognize same-sex marriages. With this decision striking down the prior law, valid same-sex marriages are now recognized under federal law and any options afforded by the federal tax law to a spouse under Section 72(s) and 401(a)(9) of the Internal Revenue Code are now available to all spouses, including same-sex spouses.

On August 29, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same-sex marriages for all federal tax purposes. If a couple is married in a jurisdiction (including foreign country) that permits same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the state law in the jurisdiction where the couple resides. The IRS further indicated that civil unions and registered domestic partnerships are not marriages for federal tax purposes.

On April 4, 2014, the IRS issued Notice 2014-19, further providing guidance on the application and retroactive application of the Windsor decision to qualified retirement plans. To the extent that this annuity contract has been issued in connection with such a qualified retirement plan, the Notice should be reviewed by the Plan Administrator, to determine whether a Plan Amendment is needed. Notice 2014-19 does not impact non-qualified annuity contracts or contracts issued in connection with Individual Retirement Accounts.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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The action by the IRS and the United States Supreme Court does not impact state laws. Thus, for state law purposes, a couple will only be married if permitted under that state’s laws. Thus, a couple could be married for federal tax purposes but not for state law purposes.

Please note that further legal developments may occur that would impact same-sex civil union couples, domestic partners and spouses. All individuals should contact their tax advisors regarding their personal tax situations.

Litigation and arbitration

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves our activities as an insurer, employer, investor, investment advisor or taxpayer.

It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

SEC Cease-and-Desist Order

On February 12, 2014, PNX and PHL Variable submitted an Offer of Settlement with the SEC pursuant to which PNX and PHL Variable consented to the issuance of the form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and- Desist Order (the “Order”). The Order was approved by the SEC on March 21, 2014. Pursuant to the Order, PNX and PHL Variable have been directed to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX was required by the Order to file its 2012 Annual Report on Form 10-K with the SEC by March 31, 2014. PNX filed its 2012 Annual Report on Form 10-K before the opening of the market on April 1, 2014. Further, pursuant to the Order, PNX was required to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “PNX Third Quarter 2012 Form 10-Q”) with the SEC on or before April 15, 2014 and PHL Variable was required to file its 2012 Form 10-K with the SEC on or before April 15, 2014. PHL Variable filed its 2012 Form 10-K with the SEC on April 25, 2014. The PNX Third Quarter 2012 10-Q was filed with the SEC on April 23, 2014. In addition, PNX and PHL Variable agreed to perform certain undertakings, including for PHL Variable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 by no later than April 30, 2014 and for PNX and PHL Variable to file their 2013 Forms 10-K by no later than June 4, 2014 and July 3, 2014, respectively. PHL Variable filed its Quarterly Report on Form 10-Q for the period ended September 30, 2012 with the SEC on April 30, 2014. Also pursuant to the undertakings, PNX and PHL Variable would file their respective 2013 Forms 10-Q after the filing of their 2013 Forms 10-K. PNX intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending June 30, 2014. PHL Variable intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending September 30, 2014. Finally, PNX and PHL Variable each paid a civil monetary penalty in the amount of $375,000 to the United States Treasury following the entry of the Order.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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The SEC has a broad range of potential actions that may be taken against PNX and PHL Variable for failure to comply with the undertakings noted above. Further, PNX is providing the SEC certain information and documentation regarding the GAAP restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential regulatory action.

Cases Brought by Policy Investors

On June 5, 2012, Wilmington Savings Fund Society, FSB, as successor in interest to Christiana Bank & Trust Company and as trustee of 60 unnamed trusts, filed suit against PNX, the Company and PHL Variable in the United States District Court for the Central District of California; the case was later transferred to the District of Delaware (C.A. No. 13-499-RGA) by order dated March 28, 2013. After the plaintiffs twice amended their complaint, and dropped PNX as a defendant and dropped one of the plaintiff Trusts, the court issued an order on April 9, 2014 dismissing seven of the ten counts, and partially dismissing two more, with prejudice. The court dismissed claims alleging that the Company and PHL Variable committed RICO violations and fraud by continuing to collect premiums while concealing an intent to later deny death claims. The claims that remain in the case seek a declaration that the policies at issue are valid, and damages relating to cost of insurance increases. We believe we have meritorious defenses against this lawsuit and we intend to vigorously defend against these claims. The outcome of this litigation and any potential losses are uncertain.

On August 2, 2012, Lima LS PLC filed a complaint against PNX, the Company, PHL Variable, James D. Wehr, Philip K. Polkinghorn, Edward W. Cassidy, Dona D. Young and other unnamed defendants in the United States District Court for the District of Connecticut (Case No. CV12-01122). On July 1, 2013, the defendants’ motion to dismiss the complaint was granted in part and denied in part. Thereafter, on July 31, 2013, the plaintiff served an amended complaint against the same defendants, with the exception that Mr. Cassidy was dropped as a defendant. The plaintiffs allege that the Company promoted certain policy sales knowing that the policies would ultimately be owned by investors and then challenging the validity of these policies or denying claims submitted on these policies. Plaintiffs are seeking damages, including punitive and treble damages, attorneys’ fees and a declaratory judgment. We believe we have meritorious defenses against this lawsuit and we intend to vigorously defend against these claims. The outcome of this litigation and any potential losses are uncertain.

Cost of Insurance Cases

By order dated July 12, 2013, two separate classes were certified in an action pending in the United States District Court for the Southern District of New York (C.A. No. 1:11-cv-08405-CM-JCF (U.S. Dist. Ct; S.D.N.Y.)) brought by Martin Fleisher and another plaintiff (the “Fleisher Litigation”), on behalf of themselves and others similarly situated, against the Company. The complaint in the Fleisher Litigation, filed on November 8, 2011, challenges two COI rate adjustments implemented by the Company, which the Company maintains were based on policy language permitting such adjustments. The complaint seeks damages for breach of contract. The classes certified in the court’s July 12, 2013 order are limited to holders of the Company’s policies issued in New York and subject to New York law.

PHL Variable has been named as a defendant in four actions challenging its COI rate adjustments implemented concurrently with the Company’s adjustments. These four cases, which are not styled as class actions, have been brought against the Company by (1) Tiger Capital LLC (C.A. No. 1:12-cv- 02939-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on March 14, 2012; the “Tiger Capital Litigation”) and (2-4) U.S. Bank National Association, as securities intermediary for Lima Acquisition LP ((2: C.A. No. 1:12-cv-06811-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on November 16, 2011; 3: C.A. No. 1:13-cv-01580-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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on March 8, 2013; collectively, the “U.S. Bank N.Y. Litigations”)); and 4: C.A. No. 1:13-cv-00368-GMS; U.S. Dist. Ct; D. Del., complaint filed on March 6, 2013; the “Delaware Litigation”). The Tiger Capital Litigation and the two U.S. Bank N.Y. Litigations have been assigned to the same judge as the Fleisher Litigation, and discovery in these four actions is being coordinated by the court; the Delaware Litigation is proceeding separately and by order dated April 22, 2014 was transferred to the U.S. District Court for the District of Connecticut. The plaintiffs seek damages and attorneys’ fees for breach of contract and other common law and statutory claims.

Complaints to state insurance departments regarding PHL Variable’s COI rate adjustments have also prompted regulatory inquiries or investigations in several states, with two of such states (California and Wisconsin) issuing letters directing PHL Variable to take remedial action in response to complaints by a single policyholder. PHL Variable disagrees with both states’ positions and, on April 30, 2013, Wisconsin commenced an administrative hearing to obtain a formal ruling on its position, which is pending. (OCI Case No. 13- C35362).

The Company and PHL Variable believe that they have meritorious defenses against all of these lawsuits and regulatory directives and intend to vigorously defend against them. The outcome of these matters is uncertain and any potential losses cannot be reasonably estimated.

On April 17, 2013, Robert Strougo, et al. filed a complaint against the Company, James D. Wehr and Peter A. Hofmann in the United States District Court for the District of Connecticut (Case No. 13-CV-547-RNC) (the “Strougo Litigation”). On November 1, 2013, the plaintiff filed an amended complaint joining Michael E. Hanrahan as an additional individual defendant. The plaintiff seeks to recover on behalf of himself and a class defined as all persons (other than the defendants) who purchased or otherwise acquired the Company’s securities between May 5, 2009 and August 14, 2013 for claims arising out of the Company’s announced intent to restate previously filed financial statements. The plaintiff alleges that, throughout the class period, the Company made materially false and misleading statements regarding the Company’s business, operational and compliance policies. The plaintiff seeks damages, attorneys’ fees and other litigation costs. We believe we have meritorious defenses against the lawsuit and we intend to vigorously defend against these claims. The outcome of this litigation is uncertain and any potential losses cannot be reasonably estimated.

Regulatory matters

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority, the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. Further, PNX is providing to the SEC certain information and documentation regarding the restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential further regulatory action. We cannot predict the outcome of any of such investigations or actions related to these or other matters.

Regulatory actions may be difficult to assess or quantify. The nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our financial statements in particular quarterly or annual periods.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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State Insurance Department Examinations

During 2012 and 2013, the New York State Department of Financial Services conducted its routine quinquennial financial and market conduct examination covering the period ended December 31, 2012 of the Company. The report from this examination will be available in 2014.

During 2012 and 2013, the Connecticut Insurance Department conducted its routine financial examination of the Company. A report from the Connecticut Insurance Department is expected in 2014.

Unclaimed Property Inquiries

On July 5, 2011, the NYDFS issued a letter (“308 Letter”) requiring life insurers doing business in New York to use data available on the U.S. Social Security Administration’s Death Master File or a similar database to identify instances where death benefits under life insurance policies, annuities and retained asset accounts are payable, to locate and pay beneficiaries under such contracts and to report the results of the use of the data. Additionally, the insurers are required to report on their success in finding and making payments to beneficiaries or escheatment of funds deemed abandoned under state laws. We have substantially completed the work associated with this matter and the remaining amount of claim and interest payments to beneficiaries or state(s) has been recorded in policy liabilities and accruals.

In late 2012, PNX and the Company and their affiliates received separate notices from Unclaimed Property Clearing House (“UPCH”) and Kelmar Associates, LLC (“Kelmar”) that UPCH and Kelmar had been authorized by the unclaimed property administrators in certain states to conduct unclaimed property audits. The audits began in 2013 and are being conducted on the PNX enterprise with a focus on death benefit payments; however, all amounts owed by any aspect of the PNX enterprise are also a focus. This includes any payments to vendors, brokers, former employees and shareholders. UPCH represents thirty-three states and the District of Columbia and Kelmar represents six states.

Discontinued Reinsurance Operations

In 1999, the Company discontinued reinsurance operations through a combination of sale, reinsurance and placement of certain retained group accident and health reinsurance business into run-off. A formal plan was adopted to stop writing new contracts covering these risks and to end existing contracts as soon as those contracts would permit. However, the Company remains subject to claims under contracts that have not been commuted.

Certain discontinued group accident and health reinsurance business was the subject of disputes concerning the placement of the business with reinsurers and the recovery of reinsurance. These disputes have been substantially resolved or settled.

We have established reserves for claims and related expenses that we expect to pay on our discontinued group accident and health reinsurance business. These reserves are based on currently known facts and estimates about, among other things, the amount of insured losses and expenses that we believe we will pay, the period over which they will be paid, the amount of reinsurance we believe we will collect from our retrocessionaires and the likely legal and administrative costs of winding down the business.

The Company expects reserves and reinsurance to cover the run-off of the business; however, unfavorable or favorable claims and/or reinsurance recovery experience are reasonably possible and could result in our recognition

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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of additional losses or gains in future years. Management believes, based on current information and after consideration of the provisions made in these financial statements, that any future adverse or favorable development of recorded reserves and/or reinsurance recoverables will not have a material adverse effect on its financial position. Nevertheless, it is possible that future developments could have a material adverse effect on our results of operations.

Our total policy liabilities and accruals were $45.3 million and $75.1 million as of December 31, 2012 and 2011, respectively. Our total amounts recoverable from retrocessionaires related to paid losses were $0.7 million and $2.0 million as of December 31, 2012 and 2011, respectively. Losses of $9.9 million in 2012, $18.6 million in 2011 and $3.2 million in 2010 were recognized. During 2012, the Company completed commutations for a total of $30.1 million, substantially reducing its remaining exposure. During 2011, the Company strengthened reserves to reflect developments in the contracts underlying the block. During 2010, we received and evaluated additional claims information that became available from certain ceding companies.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, future events, transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and in accordance with the administrative order entered by the SEC with respect to PHL Variable and PNX, and otherwise in accordance with law, the outcome of litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the GAAP restatement and the failure by PHL Variable and PNX to file SEC reports on a timely basis, potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators and failure to comply with the Order. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether existing systems and processes can be timely updated, supplemented or replaced, and whether additional filings may be necessary in connection with the GAAP restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

MayNotice2014-PLIC	9	BPD39071